Mail Stop 3561

May 21, 2007

Gerald Stephan
President
Rockelle Corp.
162 Miller Place Road
Miller Place, NY 11764

Re: Rockelle Corp.
Amendment no. 2 to Registration Statement on Form SB-2
Filed May 14, 2007
File No. 333-140297

Dear Mr. Stephan,

   We have reviewed your responses to the comments in our letter dated May 9, 2007 and have the following additional comments. Please note that all page references below correspond to the marked version of your filing provided by counsel.

Registration Statement
Shares Outstanding Prior to the Transaction, page 13

1. We note your response to prior comment 4 and reissue. Please revise your table here to disclose the number of shares held by non-affiliates and persons other than the selling stockholders or affiliates of the selling stockholders <u>prior to this offering</u>. Please also revise throughout the prospectus as appropriate.

2. Based on your response to prior comment 4 and given the nature and the size of your transaction relative to the number of shares outstanding held by non-affiliates and <u>persons other than the selling stockholders prior to this offering</u>, the transaction appears to be a primary offering. Because you are not eligible to conduct a primary offering on Form S-3 you are not eligible to conduct a primary at-the-market offering under Rule 415(a)(4). Refer to Rule 415 Telephone Interpretation 29 available on our website.

Other

1. The financial statements should be updated, as necessary, to comply with Item 310(g) of Regulation S-B at the effective date of the registration statement.

* * * * *

As appropriate, please amend the registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Rolaine Bancroft at (202) 551-3313 or me at (202) 551-3750 with any other questions.

Regards,

Max A. Webb
Assistant Director

cc: Gregg E. Jaclin, Esq.
        Anslow & Jaclin, LLP
        via facsimile: (732) 577-1188